SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated April 16, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 16, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

DISCLOSEABLE TRANSACTION: ACQUISITION OF INDEFEASIBLE RIGHTS
TO USE INTERNATIONAL UNDERSEA CABLE CAPACITY

NEW OPERATING MODEL FOR REACH

The Board of Directors of the Company wishes to announce that the Company has agreed with Telstra and Reach that Reach will be transformed into an outsourcer of telecommunications network services for the PCCW Group and the Telstra Group. Reach has ceased to pursue sales of data services to third parties and data services will be retailed directly by the PCCW Group and the Telstra Group. Reach will continue to provide voice and satellite services to the PCCW Group and the Telstra Group, as well as to third parties.

To implement this new operating model, PCCW Communications (an indirect wholly-owned subsidiary of the Company) and Telstra have each agreed to acquire indefeasible rights to use Reach Group’s international undersea cable capacity, for which PCCW Communications and Telstra will each pay RGNL (a wholly-owned subsidiary of Reach) US$157 million which will be settled by way of set-off against, in the case of the PCCW Group, the equivalent amount of the outstanding Shareholder Loan, and not by way of new cash injections. PCCW Communications and Telstra will also each assume one half of Reach’s committed future capital expenditure in order to support growth in their own retail services.

The acquisition of indefeasible rights to use the Reach Group’s international undersea cable capacity constitutes a discloseable transaction of the Company under the Listing Rules because the Consideration Ratio is greater than 5% but less than 25%. A circular to shareholders in relation to the arrangements summarised in this announcement will be issued as soon as practicable.

Introduction

The Company, Telstra and Reach have agreed on a new operating model for Reach under which Reach will operate as an outsourcer of telecommunications network services for the PCCW Group and the Telstra Group. Reach has ceased to pursue sales of data services to third parties and data services will be retailed directly by the PCCW Group and the Telstra Group. Reach will continue to provide voice and satellite services to the PCCW Group and the Telstra Group, as well as to third parties. To implement this new model, PCCW Communications, an indirect wholly-owned subsidiary of the Company, and Telstra have each agreed to acquire indefeasible rights to use Reach Group’s international undersea cable capacity on the terms described below. Reach Group’s international undersea cable capacity will be allocated between PCCW Communications and Telstra, and the PCCW Group and the Telstra Group will be free to commercialize their respective allocated cable capacity as they see fit.

A number of agreements have been entered into by members of the PCCW Group, the Telstra Group and the Reach Group in connection with the establishment of the new operating model. The material agreements are the Reach Debt and Asset Restructure Deed, the Capacity Allocation Agreement, and the Reach Network Services Agreement. The principal terms of these agreements are described below.

Reach Debt and Asset Restructure Deed dated 16 April 2005

Consideration and manner of settlement

In consideration for the allocation of the indefeasible rights to use international undersea cable capacity pursuant to the Capacity Allocation Agreement (further details of which are set out below), each of PCCW Communications and Telstra will pay RGNL US$157 million, which will be settled by way of set-off against, in the case of the PCCW Group, the equivalent amount of the outstanding Shareholder Loan, and not by way of new cash injections. PCCW Communications and Telstra will also each assume one half of Reach’s committed future capital expenditure in order to support growth in their own retail services.

Debt Restructuring

As detailed in the Company’s announcement dated 17 June 2004, the Company and Telstra acquired Reach’s third party debt (then amounting to approximately US$1.2 billion) for approximately US$311 million, which amount was paid by each of the Company and Telstra in equal shares. While the consideration paid by each of the Company and Telstra was approximately US$155.5 million, Reach’s indebtedness to each of the Company and Telstra with respect to that debt (i.e. the Shareholders Loan) remained at approximately US$600 million, which with interest now outstanding, amounts to US$608 million. An additional amount of US$143 million (plus interest outstanding of US$12 million) was due by the Reach Group to each of the PCCW Group and Telstra under the Capacity Prepayment Agreement described below.

As mentioned above, the consideration payable under the Capacity Allocation Agreement (amounting to US$157 million from each of PCCW Communications and Telstra) will be settled by way of set-off against, in the case of the PCCW Group, the Shareholder Loan (of US$600 million plus interest of US$8 million), and not by way of new cash injections. Telstra will settle its share of the consideration by set-off in essentially the same manner, although it will set-off part of the consideration against the US$143 million outstanding under the Capacity Prepayment Agreement as described below. Interest of US$6 million due by Reach to the PCCW Group will be waived, and US$445 million of the remaining balance of each Shareholder Loan will be capitalized by way of the issue of an equal number of shares in Reach to each of PCCHL (a wholly-owned subsidiary of the Company and the entity that has held the Company’s interest in Reach since its formation) and Telstra. Following this issue of shares, PCCHL will continue to hold fifty percent of the share capital of Reach.

Following the set-off and capitalisation referred to above, Reach’s aggregate indebtedness to each of the PCCW Group and the Telstra Group will be reduced to US$155 million. Each of the PCCW Group and the Telstra Group will have a charge over Reach’s assets in relation to these outstanding amounts. Default may only be called under the charges by the Company and Telstra acting jointly but each shareholder shall have priority as to the manner in which its charge is enforceable over the international undersea cable capacity allocated to it through the indefeasible rights to use granted under Capacity Allocation Agreement.

The asset and debt restructuring described above does not involve any cash injection and can be summarised as follows:

	US$ (million)	US$ (million)
PCCW’s shareholder loan	600
Interest outstanding	8
Capacity Prepayment Agreement	143
Interest outstanding	12
		763
Set-off consideration under Capacity Allocation Agreement		(157)
Interest waived		(6)
Capitalisation of debt into equity		(445)
Reach’s indebtedness to PCCW Group following the restructuring		155

The Directors consider that the above asset and debt restructuring will convert the book carrying value of these loan receivables from Reach totaling US$157 million into an investment in indefeasible rights of use and would not result in any impairment adjustment to the income statement of the PCCW Group.

Capacity Allocation Agreement dated 16 April 2005

Capacity Allocation

Pursuant to the Capacity Allocation Agreement, RGNL will allocate the international undersea cable capacity currently held by the Reach Group by way of granting indefeasible rights to use in relation to such capacity to each of PCCW Communications and Telstra. As stated above, PCCW Communications and Telstra will each pay RGNL US$157 million for this allocation by way of set off against, in the case of the PCCW Group, the existing Shareholder Loan, and not by way of new cash injections. The amount of the consideration was determined through arm’s length negotiations between PCCW Communications, Telstra and Reach. The Company has performed an internal valuation of the allocated capacity to be acquired and the Directors consider the consideration payable to represent no more than the fair market value of the allocated capacity.

PCCW Communications and Telstra will also each assume one half of Reach’s committed future capital expenditure in order to support growth in their own retail services. PCCW Communications’s share of this expenditure over the next 17 year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Communications and Telstra will only assume any additional future capital expenditure if such expenditure is approved by both PCCW Communications and Telstra.

Operation and Maintenance charges associated with allocation

RGNL’s operations and maintenance costs associated with the international undersea cable capacity allocated by way of the grant of indefeasible rights to use will be recovered by Reach pursuant to the terms of the Reach Network Services Agreement - see below.

Guarantee

The obligations of PCCW Communications under the Capacity Allocation Agreement described above are guaranteed by the Company.

Reach Network Services Agreement dated 16 April 2005

Outsourcing arrangements

Pursuant to the Reach Network Services Agreement, Reach will provide to the PCCW Group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of indefeasible rights to use under the Capacity Allocation Agreement. These services will be provided on a ‘costs plus’ basis in accordance with typical outsourcing arrangements.

Third Party Data and Voice Services and Satellite Services

Reach has ceased to pursue third party data services sales, however existing third party customer contracts will be honoured until termination or expiration. Reach will continue to provide voice services to third party customers on commercial terms. Satellite services will not be subject to the outsourcing model but will continue to be provided to the PCCW Group and the Telstra Group on commercial terms, as well as to third parties.

Effective date

Each of the definitive agreements relating to the arrangements described in this announcement was entered into on 16 April 2005. However, the effective date of the arrangements described in this announcement will be 1 March 2005.

Other Arrangements

As part of the arrangements relating to the establishment of a new operating model for Reach, the International Services Agreements and the Capacity Prepayment Agreement will be terminated and the PCCW Group will have no further obligations under these agreements. The International Services Agreements, which were first entered into in 2000 (at the time of the formation of Reach), required each of the PCCW Group and the Telstra Group to purchase certain committed volumes per annum of its international capacity requirements from the Reach Group. Subsequently, in 2003 the PCCW Group and Telstra entered into the Capacity Prepayment Agreement pursuant to which each of PCCW Group and Telstra made a prepayment to Reach of US$143 million for the purchase of capacity.

Information on the Parties

Reach

Reach, a jointly controlled company of the Company and a 50:50 joint venture between the Company and Telstra, is a carrier of combined voice, private line and IP data services.

The Company

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure.

Telstra

Telstra is Australia’s leading telecommunications and information services company and is, to the best knowledge, information and belief of the Directors, independent of the Company and its connected persons.

Reasons for, and Benefits of, the Transaction

Despite remaining a leader in the Asian market, Reach has been affected by the continuing difficult environment in the international undersea and long-haul telecommunications market. Nevertheless, the recent combined data capacity requirements of the PCCW Group and the Telstra Group have absorbed almost all of Reach’s existing inventory. The new operating model for Reach reflects that fact, and the transactions described in this announcement formalise Reach’s transformation into an outsourcer of telecommunications network services for the PCCW Group and the Telstra Group.

The Directors believe that, under the new operating model, Reach’s cost base and structure can be streamlined for even more cost efficiency. Moreover, the debt and asset restructuring described above will improve Reach’s debt/equity ratio and strengthen its balance sheet. The transformation to an outsourcing model will also enhance the revenue of each of the PCCW Group and the Telstra Group and while at the same time serving to reduce costs.

The Directors further believe that, as a result of the transactions described above, Reach’s financial position has been stabilised and, going forward, Reach’s reliance on its shareholders for financial support will be significantly reduced.

Discloseable Transaction

The acquisition of indefeasible rights to use the Reach Group’s international undersea cable capacity constitutes a discloseable transaction of the Company under the Listing Rules because the Consideration Ratio is greater than 5% but less than 25%. A circular to shareholders in relation to the arrangements summarised in this announcement will be issued as soon as practicable.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

DEFINITIONS

“Capacity Allocation Agreement”	The Capacity Allocation Agreement dated 16 April 2005 between the Company, PCCW Communications, Telstra and RGNL pursuant to which the international undersea cable capacity currently held by the Reach Group will be allocated to PCCW Communications and Telstra by way of the grant of indefeasible rights to use

“Capacity Prepayment Agreement”	The Capacity Prepayment Agreement dated 15 April 2003 entered between certain members of the PCCW Group, Telstra and Reach in relation to the prepayment by each of them to Reach of US$143 million for the purchase of international capacity

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange

“Consideration Ratio”	has the meaning given to it in Chapter 14 of the Listing Rules

“Directors”	the directors of the Company

“International Services Agreements”	The Hong Kong International Services Agreement dated 13 October 2000 entered into between Reach and a member of the PCCW Group, and the Australian International Services Agreement entered into between Reach and a member of the Telstra Group, in relation to the provision of international connectivity services to the PCCW Group and the Telstra Group respectively

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PCCHL”	Pacific Century Cable Holdings Limited, a wholly-owned subsidiary of the Company and the holder of the PCCW Group’s 50% interest in Reach

“PCCW Communications”	PCCW Communications (Singapore) Pte Ltd, an indirect wholly-owned subsidiary of the Company

“PCCW Group”	the Company and its subsidiaries

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra

“Reach Debt and Asset Restructure Deed”	The Reach Debt and Asset Restructure Deed dated 16 April 2005 between certain members of the PCCW Group, the Telstra Group and the Reach Group

“Reach Group”	Reach and its subsidiaries

“Reach Network Services Agreement”	The Reach Network Services Agreement dated 16 April 2005 between certain members of the PCCW Group, the Telstra Group and the Reach Group

“RGNL”	Reach Global Networks Limited, a wholly-owned subsidiary of Reach

“Shareholder Loans”	the amounts owed by the Reach Group to the PCCW Group and to Telstra prior to the debt and other restructuring mentioned in this announcement (amounting to approximately US$1.2 billion in aggregate prior to such restructuring)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited

“Telstra Group”	Telstra and its subsidiaries

Hong Kong, 16 April 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis
(Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman); Dr Fan Xingcha

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP;
Aman Mehta; The Hon Raymond George Hardenbergh Seitz